Exhibit 1

FOR IMMEDIATE RELEASE	1 September 2014

WPP PLC (“WPP”)

Aqua acquires marketing technology business Applogix in South Africa

WPP announces that its majority-owned company, Aqua, South Africa’s largest digital agency and part of Wunderman, has acquired Applogix, a marketing and ecommerce technology company in South Africa.

Founded in 2005 and employing around 20 people in Johannesburg, the agency’s services include web and mobile application build, front end development, ecommerce and user experience design. Clients include MTN, Standard Bank and Shell.

This acquisition strengthens Aqua’s ability to provide clients with leading edge technical solutions, especially in the rapidly developing mobile and ecommerce space. Furthermore, it provides Applogix with access to Aqua’s blue chip client base including Multichoice, Ford, MTN, Coca-Cola and Standard Bank.

Applogix’s unaudited revenues for the year ended February 2014 were ZAR 10.3 million, with gross assets of approximately ZAR 2.8 million as at the same date.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues (including associates) were well over US$6 billion in 2013, representing almost 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In South Africa, the Group (including associates) generates revenues of around US$500 million and employs around 26,000 people (including a fieldforce of 22,000). Across the continent of Africa, the Group (including associates) collectively generates revenues of US$700 million and employs over 27,000 people.

Contact:

Feona McEwan, WPP	+44(0) 207 408 2204
Chris Wade, WPP